Exhibit 99.2

TAL Education Group Announces Changes to Board of Directors

Beijing, January 21, 2020—TAL Education Group (NYSE: TAL) (“TAL” or the “Company”), a leading K-12 after-school tutoring services provider in China, today announced the appointment of Mr. Yunfeng Bai to TAL’s board of directors and the resignation of Mr. Yachao Liu from his post as a director of the Company, both effective January 21, 2020.

Mr. Yunfeng Bai will serve as the chairman of the Company’s board of directors, whereas Mr. Bangxin Zhang will continue serving as a director. Each of Mr. Bangxin Zhang, Mr. Yunfeng Bai and Mr. Yachao Liu will continue serving their respective executive roles as chief executive officer, president, and chief operating officer of the Company.

About TAL Education Group

TAL Education Group is a leading K-12 after-school tutoring services provider in China. The acronym “TAL” stands for “Tomorrow Advancing Life”, which reflects our vision to promote top learning opportunities for Chinese students through both high-quality teaching and content, as well as leading edge application of technology in the education experience. TAL Education Group offers comprehensive tutoring services to students from pre-school to the twelfth grade through three flexible class formats: small classes, personalized premium services, and online courses. Our tutoring services cover the core academic subjects in China’s school curriculum as well as competence oriented programs. The Company's learning center network currently covers 70 cities.

We also operate www.jzb.com, a leading online education platform in China. Our ADSs trade on the New York Stock Exchange under the symbol “TAL”.

For further information, please contact:

Echo Yan

Investor Relations

TAL Education Group

Tel: +86 10 5292 6658

Email: ir@100tal.com

Caroline Straathof

IR Inside

Tel: +31 6 5462 4301

Email: info@irinside.com